SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to _________

COMMISSION FILE NUMBER 8-16267

A. Full title of the plan: UBS Financial Services Inc. 401(k) Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

FINANCIAL STATEMENTS

UBS Financial Services Inc. 401(k) Plus Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Inc. 401(k) Plus Plan

Financial Statements

Years ended December 31, 2004 and 2003

Contents

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2004 and 2003 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of the
UBS Financial Services Inc. 401(k) Plus Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2004 and 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2005

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	**$1,974,196,777**	$1,734,633,567
Participant loans	**23,523,438**	22,060,780
Investment income receivable included in the Master Trust	**2,541,102**	244,692
Contributions receivable:		
Participant	**1,339,261**	1,204,985
Company, net	**57,361,534**	48,322,651
Total assets	**2,058,962,112**	1,806,466,675
Liabilities		
Accrued expenses	**453,629**	1,180,033
Payable for securities purchased included in the Master Trust	**315,332**	366,004
Total liabilities	**768,961**	1,546,037
Net assets available for benefits	**$2,058,193,151**	$1,804,920,638

See accompanying notes to the financial statements.

UBS Financial Services Inc. 401(k) Plus Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2004	**2003**
Additions to net assets		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	**$ 13,915,390**	$ 13,673,014
Dividends from UBS Company Stock Fund	**13,816,972**	11,695,999
Capital gain distributions and other dividends	**12,683,478**	9,041,493
Total investment income	**40,415,840**	34,410,506
Net appreciation in fair value of investment in UBS Financial Services Inc.Master Investment Trust	**208,296,126**	325,405,530
Contributions:		
Participants	**105,848,787**	95,426,441
Rollovers	**8,812,747**	7,167,127
Company, net	**57,361,534**	48,322,651
Total contributions	**172,023,068**	150,916,219
Total additions to net assets	**420,735,034**	510,732,255
Deductions from net assets		
Distributions to participants	**163,666,004**	106,751,949
Administrative expenses	**3,614,731**	3,900,693
Total deductions from net assets	**167,280,735**	110,652,642
Net transfer to the UBS Savings and Investment Plan	**(181,786)**	(13,603,827)
Net increase in net assets available for benefits	**253,272,513**	386,475,786
Net assets available for benefits:		
Beginning of year	**1,804,920,638**	1,418,444,852
End of year	**$ 2,058,193,151**	$ 1,804,920,638

See accompanying notes to the financial statements.

1. Description of the Plan

The following description of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers substantially all employees of UBS Financial Services Inc. (the "Company"), or any of its subsidiaries or affiliates which have adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective October 1, 1979, and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce the accrued benefits of any participant. At December 31, 2004, there were 20,823 Plan participants.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP").

The Plan's assets are invested in a master trust, which in turn invests in mutual funds, commingled funds, separately-managed accounts, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

1. Description of the Plan (continued)

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust"), formerly the UBS Financial Services Inc. 401(k) Plus Plan Master Trust, was established on January 1, 2000 for the Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan ("PRSP"). Both plans' investments are held in the Master Trust which is administered by The Northern Trust Company (the "Trustee").

Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the PRSP and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by the Trustee. The Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

Participant Contributions

Participant contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation, or "rollovers," which are transfers from other qualified retirement plans.

For each plan year, participants may contribute 0% to 100% of their eligible compensation on a pre-tax, after-tax or combination basis. The dollar amount of a participant's contributions cannot exceed certain Plan and Internal Revenue Service ("IRS") limits. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed \$205,000 and \$200,000 for 2004 and 2003, respectively, as adjusted by the IRS. Pre-tax contributions were limited by the IRS to \$13,000 and \$12,000 for 2004 and 2003, respectively. As a result of Economic Growth and Tax Relief Reconciliation Act, participants who attained age 50 on or before December 31, 2004 are limited to pre-tax contributions of \$16,000 and \$14,000, effective for 2004 and 2003, respectively. These limits will be subject to change in future years to be consistent with IRS limits.

1. Description of the Plan (continued)

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another tax qualified plan such as qualified retirement plans, individual retirement accounts or annuities, eligible government retirement plans or certain annuity contracts. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Federal income tax purposes.

Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 50% and is capped on a graduated scale, which is based on the UBS Financial Services Business Group's pre-tax earnings. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the UBS Stable Value Fund for 2004 and 2003.

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

415 Limitation

Under Section 415 of the Internal Revenue Code (the "Code"), the annual additions to a participant's account under the Plan (plus annual additions to any other qualified defined contribution plan in which they participate), may not exceed the lesser of $41,000 or 100% of covered compensation for 2004 and $40,000 or 100% of covered compensation for 2003. To meet this limitation the plan may be required to refund after-tax, pre-tax or Company contributions, in that order, that had previously been made.

1. Description of the Plan (continued)

Limitation on Contributions for Highly-Compensated Employees ("HCEs")

Sections 401(k) and 401(m) of the Code limit the amount of pre-tax, after-tax and Company contributions that can be made to the Plan for HCE's. After-tax contributions are limited to $10,440 for HCEs and $18,000 for non-HCEs. After-tax contributions may be considered in determining the Company's matching contribution. As a result of these limitations, the ability of an HCE to make pre-tax or after-tax contributions may be restricted. To meet these limitations, the Plan may be required to refund pre-tax or after-tax contributions that had previously been made by the HCE.

Investment Options

Effective April 28, 2003, participants were able to select from 99 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. All prior investment options, except for the AIM Constellation Fund and the Putnam Vista Fund, continued under the new structure. Participants invested in the AIM Constellation Fund and Putnam Vista Fund were notified of the changes in advance and had an opportunity to transfer their balances to the other investment options that were remaining in the Plan. Any amounts invested in the AIM Constellation Fund or the Putnam Vista Fund after April 25, 2003 were transferred to the Mid Cap Growth Equity Fund (Core Tier). The three new tiers as described in the Plan's Investment Guide are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

1. Description of the Plan (continued)

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options.The Plan's Investment Committee monitors the performance of the tier, but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, an indirect wholly-owned subsidiary of UBS Americas. UBS GAM earns management fees from the S&P 500 Index Fund and the UBS Select Money Market Fund, formerly the Liquid Institutional Reserve (LIR) Money Market Mutual Fund. These fees were paid by the Company and participants, respectively.

Additionally, Dwight Asset Management, as qualified professional asset manager (QPAM), independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund; a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Fund; including that portion of the fees related to assets managed by UBS GAM. Management fees paid by the Company to UBS GAM amounted to $99,721 and $117,375 for 2004 and 2003, respectively.

Participant Accounts

Under the Plan, each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account, only one asset allocation can be selected and is applicable for both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of the Company's contributions, from the Company match, the Company retirement contribution and the QDP, for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

1. Description of the Plan (continued)

Vesting

Participants are vested immediately in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement contributions and QDP contributions and earnings thereon after attaining either five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' nonvested Company Accounts are used to reduce Company contributions to the Plan.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks, and the outstanding principal amounts of any loans can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

1. Description of the Plan (continued)

Plan Termination

While the Company has not expressed any intent to terminate the plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

General

Certain prior year amounts have been reclassified to conform to the current year presentation.

Valuation of Investments

With respect to the Plan's investment in the Master Trust, investments are stated at fair value except for its insurance contracts (GICs) and benefit responsive agreements, which are valued at contract value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is valued at the last sales price reported on the Composite Tape on the day of valuation. Investments held in the Trustee's short-term investment fund are valued at cost, which approximates market. Fair value is determined by quoted market prices.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses on investments are computed using average cost.

Investment Income

Dividend income is accrued on the ex-dividend date.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan are as follows:

	Year ended December 31	
	2004	**2003**
Company match	**$22,735,543**	$18,554,954
Company retirement contribution	**32,104,657**	29,126,052
QDP	**5,927,500**	4,850,000
Forfeitures	**(3,406,166)**	(4,208,355)
Net company contributions	**$57,361,534**	$48,322,651

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

4. Investments

Investments within the Master Trust that represent 5 percent or more of the Plan's net assets are as follows:

	December 31,	
	2004	**2003**
UBS Stock Fund, 6,517,376.71and 7,056,531.64 shares, respectively	**$546,206,714**	$479,761,348
Mutual Fund Window Tier, 24,243,933.53 and 17,643,788.70 units, respectively	**449,310,584**	341,402,217
Dwight Stable Value Fund, 256,089,512.04 units	**269,671,047**	*
Strong Mid Cap Growth Fund, 4,435,233.12 and 3,422,170.25 units, respectively	**130,715,207**	128,524,045
Jennison Large Cap Growth Fund, 8,154,052.86 and 9,788,318.74 units, respectively	**110,957,800**	122,931,720
UBS Select Money Market Fund, 106,347,103.04 shares	**106,347,103**	*
UBS LIR Money Market Fund, 136,173,101.76 units	*	136,173,102

* Balance at year-end does not exceed 5% of the Plan's net assets.

The Master Trust holds the investments of the Plan, PRSP and the Pension Plan. Each participating retirement plan has an interest in the Master Trust. The Plan's interest in the net assets of the Master Trust was approximately 76.75%, and 75.35% at December 31, 2004 and 2003, respectively. The Pension Plan and PRSP's interests in the Master Trust were approximately 22.15% and 1.10%, respectively, for 2004 and 23.65% and 1.00%, respectively, for 2003. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and PRSP.

4. Investments (continued)

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2004	2003
Investments, at fair value:		
Mutual funds	**$1,751,188,594**	$1,565,846,490
UBS Stock Fund	**559,374,444**	489,610,268
Insurance contracts (GIC's)	**242,317,545**	228,304,477
Short-term investments	**31,623,362**	21,435,939
Total investments, at fair value	**2,584,503,945**	2,305,197,174
Payable for securities purchased	**(9,258,810)**	(2,175,592)
Total net investments, at fair value	**$2,575,245,135**	$2,303,021,582

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2004	2003
Net realized and unrealized appreciation of investments:		
Mutual funds	**$160,663,373**	$260,501,998
UBS Stock Fund	**108,848,737**	153,044,208
	269,512,110	413,546,206
Interest and dividend income	**50,123,774**	44,624,930
	$319,635,884	$458,171,136

4. Investments (continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31	
	2004	**2003**
Net appreciation in fair value:		
Mutual funds	**$124,170,890**	$204,980,216
UBS Stock Fund	**84,125,236**	120,425,314
	$208,296,126	$325,405,530

5. Income Tax Status

The Plan has received a determination letter from the IRS dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transfers

In August 2004, 47 employees transferred from the Company to UBS Investment Bank and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $1,713,548 and $72,463 of outstanding loans were transferred from the Plan to the UBS Savings Plan during 2004.

In August 2004, 26 employees transferred from UBS Investment Bank to the Company and consequently became covered under the Plan. Assets of $1,586,628 and $17,597 of outstanding loans were transferred from the UBS Savings Plan to the Plan during 2004.

6. Transfers (continued)

In March 2003, 273 employees transferred from the Company to UBS Investment Bank and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $13,956,939 and $221,119 of outstanding loans were transferred from the Plan to the UBS Savings Plan during 2003.

During 2003, 8 employees transferred from UBS Investment Bank to the Company and consequently became covered under the Plan. Assets of $574,231 were transferred from the UBS Savings Plan to the Plan during 2003.

UBS Financial Services Inc. 401(k) Plus Plan

Schedule H, Line 4(i) – Assets Held for Investment Purposes

	Year ended December 31	
	2004	**2003**
Participant loans	**$23,523,438**	$22,060,780

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Inc. 401(k) Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plus Plan

By: John Wethington

John Wethington, a member of the
Benefits Administrative Committee

Dated: June 28, 2005

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: No. 333-49216) pertaining to the UBS Financial Services Inc. 401(k) Plus Plan of UBS Financial Services Inc. (the "Company") of our report dated June 27, 2005, with respect to the financial statements and schedule of the Company's UBS Financial Services Inc. 401(k) Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

New York, New York
June 28, 2005